January 5, 2010

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings, Inc.
5440 West Sahara, Suite 205
Las Vegas, Nevada 89146

      **Re:**    **Crown Equity Holdings, Inc.**
               **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
               **Filed December 23, 2009**
               **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
               **Filed March 11, 2009 and December 23, 2009, respectively**
               **Forms 10-Q and 10-Q/A for the Periods Ending September 30, June 30 and March 31, 2009**
               **Filed November 12, August 7, May 13, 2009, and December 23, 2009**
               **File No. 000-29935**

Dear Mr. Bosket:

      We have limited our review of your filing to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note the December 9, 2009 PRNewswire article indicating that you filed a Form 8-K announcing the appointment of a new chief financial officer. It does not appear that you filed the Form 8-K on EDGAR. Please file the report or advise.

Amendment and Restatement of Articles of Incorporation, page 7

2. We note your response to comment five of our letter dated November 30, 2009. Please expand your disclosure to also indicate, if true, that you do not have any present intention to authorize or issue any class of preferred stock.

3. We note your response to comment seven of our letter dated November 30, 2009. Please expand your disclosure to indicate why you believe it is advisable if such provision is already present in Nevada Corporation Law.

4. We note your response to comment eight of our letter dated November 30, 2009. Please expand your disclosure to also indicate, if true, that you do not have any present intention to authorize or declare a reverse or forward stock split of your common stock. In addition, please expand your disclosure to provide additional information concerning your need for greater flexibility for this provision.

Form 10-K for the Fiscal Year Ended December 31, 2008

5. We note your response to comment nine of our letter dated November 30, 2009. Your Form 10-K is still not signed as provided in the Form. It has been signed by the registrant in accordance with Rule 12b-15. However, it must also be signed in accordance with the Form 10-K. In this regard, the report must also be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, and its controller or principal accounting officer. See Form 10-K, General Instruction D.(2) and the instructions for signatures. Please revise.

Exhibits

Exhibits 31.1 and 31.2

6. We note your response to comment 10 of our letter dated November 30, 2009. The certifications still do not correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In paragraph 3 you refer to "material fact" instead of "a material fact." In paragraph 4 you use the word "am" instead of "are." In paragraph 4(c) you have deleted the "and" at the end of the paragraph. In paragraph 4(d) you state "to the registrant's" instead of "in the registrant's." In paragraph 5 you refer to "small business issuer" instead of "registrant." Please revise.

Form 10-Q for the Periods Ending September 30, June 30 and March 31, 2009

Item 4T. Controls and Procedures, page 11

Changes in Internal Controls over Financial Reporting, page 11

7. We note your response to comment 11 of our letter dated November 30, 2009. Please revise to state clearly the exceptions to the statement that there were no changes in internal control.

Exhibit 31.1 and 31.2

8. We note your response to comment 12 of our letter dated November 30, 2009. The certifications still do not correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In paragraph 3 you refer to "material fact" instead of "a material fact." In paragraph 4 you use the word "am" instead of "are." In paragraph 4(c) you have deleted the "and" at the end of the paragraph. In paragraph 4(d) you state "to the registrant's" instead of "in the registrant's." Please revise in future filings.

\*\*\*\*\*\*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Claudia McDowell, Esq.
        *Via facsimile to* (818) 475-1819